Exhibit 99.1

TRILLION ENERGY DISCOVERS 60 + METRES OF POTENTIAL GAS PAY IN WEST AKCAKOCA 1 WELL AT SASB GAS FIELD

West Akcakoca 1 is now successfully drilled to total depth with 60+ metres of potential gas pay identified

March 14, 2023 - Vancouver, B.C. - Trillion Energy International Inc. (“Trillion” or the “Company”) (CSE: TCF) (OTCQB: TRLEF) (Frankfurt: Z62) is pleased to announce the preliminary gas indications from the West Akcakoca 1 well, the fourth well in our multi-well program at the SASB gas field, Black Sea, Turkiye.

On March 10, West Akcakoca 1 reached 3,839 metres total measured depth (TMD) and true vertical debt (TVD) of 1,677 meters. During the drilling an abundance of gas pay was discovered. Our analysis of logging while drilling (LWD) data suggests 55 metres of potential natural gas pay within 6 sands in the Akcakoca member (SASB production zone).

The logging while drilling data is consistent with the initial mud show results. The 7” production casing will be run in and cemented this week. The initial perforation intervals are currently being selected to bring the well into production. Completion and flow testing will occur once the well is perforated, with revenue being generated prior to month end.

After completion of the West Akcakoca 1 well, the rig will be skidded back to the Guluc-2 well for completion. The Guluc-2 well is scheduled to be put onto production by the end of March.

Arthur Halleran CEO of Trillion stated:

“That is 4 for 4 success at SASB, as Trillion successfully executes its gas development program at SASB. We eagerly await the gas flow rates and plan to put the wells into production end of this month. As South Akcakoca 2, Guluc 2 and West Akcakoca 1 wells targeted resource prospects, not reserves, Trillion has significantly increased the proved reserves through the drilling program to date. We expect to release our updated reserve report by the end of the month.”

About the Company

Trillion Energy is focused on natural gas production for Europe and Turkey with natural gas assets in Turkiye and Bulgaria. The Company is 49% owner of the SASB natural gas field, one of the Black Sea’s first and largest-scale natural gas development projects; a 19.6% (except three wells with 9.8%) interest in the Cendere oil field; and in Bulgaria, the Vranino 1-11 block, a prospective unconventional natural gas property. More information may be found on www.sedar.com, and our website.

Contact

Corporate offices: 1-778-819-1585

e-mail: info@trillionenergy.com

Website: www.trillionenergy.com

Cautionary Statement Regarding Forward-Looking Statements

This news release may contain certain forward-looking information and statements, including without limitation, statements pertaining to the Company’s ability to obtain regulatory approval of the executive officer and director appointments. All statements included herein, other than statements of historical fact, are forward-looking information and such information involves various risks and uncertainties. Trillion does not undertake to update any forward-looking information except in accordance with applicable securities laws.

These statements are not guaranteeing of future performance and are subject to certain risks, uncertainties, and assumptions that are difficult to predict. Accordingly, actual results could differ materially and adversely from those expressed in any forward-looking statements as a result of various factors. These factors include unforeseen securities regulatory challenges, COVID, oil and gas price fluctuations, operational and geological risks, the ability of the Company to raise necessary funds for development; the outcome of commercial negotiations; changes in technical or operating conditions; the cost of extracting gas and oil may be too costly so that it is uneconomic and not profitable to do so and other factors discussed from time to time in the Company’s filings on www.sedar.com, including the most recently filed Annual Report on Form 20-F and subsequent filings for the first quarter of 2022. For a full summary of our oil and gas reserves information for Turkey, please refer to our Forms F-1,2,3 51-101 filed on www.sedar.com, and or request a copy of our reserves report effective December 31, 2021 and our Prospective Resource report effective October 31, 2021.